December 4, 2025

Stephen Ma
Chief Financial Officer
Scilex Holding Company
960 San Antonio Road
Palo Alto, California 94303

       Re: Scilex Holding Company
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed March 31, 2025
           File No. 001-39852
Dear Stephen Ma:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences